EXHIBIT 99.1

BALDWIN
Baldwin Piano & Organ Company
422 Wards Corner Road
Loveland, Ohio 45140-8390

(513) 576-4500


FOR IMMEDIATE RELEASE
---------------------

LOVELAND, OHIO, OCTOBER 20, 1995 - Baldwin Piano & Organ Company reports third quarter net earnings of $.7 million ($.20 per share), the same as 1994 third quarter. Net sales were down 13% for the quarter compared to last year, $26.5 million from $30.6 million. Despite lower sales, Baldwin achieved third quarter earnings comparable to 1994, primarily as a result of reductions in selling, general and administrative expenses.

The majority of the sales decline in the third quarter of 1995 is a result of the consolidation of Baldwin and Wurlitzer dealer networks. As of June 1, 1995, discontinued dealers were notified that they had ninety days to complete their termination with Baldwin. During this time, fewer units were sold to these discontinued dealers while newly assigned dealers were prohibited contractually from selling Wurlitzer products. In addition, beginning September 1, Baldwin began shipping all Wurlitzer products under its consignment program. Under this program, sales are reported when the Company receives payment from a dealer rather than, as Wurlitzer did, when the instruments were shipped to a dealer. The result is a reduction in the sales reported in the current quarter compared to the same quarter last year.

Net earnings for the first nine months of 1995 increased 13% to $2.3 million ($.68 per share) from $2.1 million ($.60 per share) in 1994. The increase in net earnings is a result of reductions in selling, general and administrative expenses, partially offset by higher production costs in the keyboard instrument business and an increased percentage of sales coming from furniture and music contracting businesses which carry a lower margin. Net sales for the first nine months of 1995 increased 3% to $87.0 million from $84.2 million in 1994, primarily reflecting an increase in outside contracting businesses.

                                                                 ...Continued
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

                           Three Months Ended        Nine Months Ended
(in thousands, except         September 30,            September 30,
 net earnings per share)      1995       1994          1995      1994
                              ----       ----          ----      ----
Net sales                   $26,519    $30,570       $86,967   $84,218
Cost of goods sold           21,209     24,031        68,800    64,755
                            -------    -------       -------   -------
     Gross profit             5,310      6,539        18,167    19,463
Income on the sale of
  installment receivables     1,280      1,186         3,752     3,827
Interest income on
  installment receivables       157        116           459       387
Other operating income          735        739         2,222     2,264
Selling, general and
  administrative expenses    (5,975)    (6,940)      (19,440)  (21,180)
Interest expense               (465)      (583)       (1,490)   (1,442)
                            -------    -------       -------   -------
     Earnings before
       income taxes           1,042      1,057         3,670     3,319
Income taxes                    371        385         1,353     1,269
                            -------    -------       -------   -------

     Net earnings           $   671    $   672       $ 2,317   $ 2,050
                            =======    =======       =======   =======

Net earnings per share         $.20       $.20          $.68      $.60
                               ====       ====          ====      ====
Average number of
  shares outstanding          3,415      3,415         3,415     3,415
                              =====      =====         =====     =====

Baldwin Piano & Organ Company has manufactured and marketed keyboard musical products over 130 years. The market leader of acoustic pianos in the United States, Baldwin also manufactures electronic and electro-mechanical components for Original Equipment Manufacturers.


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CONTACT:  Charles Juengling  (513) 576-4522
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